May 2, 2012

DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen Rossotto

Re:	Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”) Preliminary Proxy Statement on Schedule 14A Filed April 10, 2012 (the “Proxy Statement”), by Western Investment LLC et al.
File No. 811-21765

Dear Ms. Rossotto:

We acknowledge the verbal comments received on April 23, 2012 from you, on behalf of the Staff, with regard to the above-referenced matter (the “Comments”).  We have discussed your Comments with Western Investment LLC (“Western Investment”), together with the other participants (collectively, the “Group”) in Western Investment’s proxy solicitation in connection with the 2012 annual meeting of shareholders of the Fund, and provide the following response on the Group’s behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

1.	Your comment regarding the standards under which the Nominee would be an “independent director” of the Fund.

We acknowledge your comment.  The Proxy Statement has been revised in accordance with your comment to indicate that the Nominee would be independent within the meaning of the Investment Company Act if elected as a director of the Fund.  Please see page 8 of the Proxy Statement.

May 2, 2012

2.	Your comment regarding broker non-votes and their effect at the Annual Meeting.

We acknowledge your comment.  The Proxy Statement has been revised in accordance with your comment to remove the reference to broker non-votes and their effect on the proposals being voted on at the Annual Meeting.  Please see page A-2 of the Proxy Statement.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Arthur D. Lipson